Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Earth Merchant, Inc
13813 NE 51st st
Vancouver, WA 98682
https://earthmerchant.com/

Up to $1,234,965.30 in Common Stock at $4.98
Minimum Target Amount: $14,999.76

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Earth Merchant, Inc
Address: 13813 NE 51st st, Vancouver, WA 98682
State of Incorporation: DE
Date Incorporated: October 18, 2022

Terms:

Equity

Offering Minimum: $14,999.76 | 3,012 shares of Common Stock
Offering Maximum: $1,234,965.30 | 247,985 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.98
Minimum Investment Amount (per investor): $249.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

<u>Time-Based:</u>

Friends and Family Early Bird

Invest $20,000 within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest 10,000 within the first week and receive 15% bonus shares

Early Bird Bonus

Invest $5,000 within the first two weeks and receive 10% bonus shares.

Amount-Based:

$5,000+ | Tier 1

Access to OlogyBricks pre-sale. Invite to our Private Facebook group for early announcements to share

$10,000+ | Tier 2

Discount on OlogyBricks for an extended period of time

$20,000+ | Tier 3

Earth Merchant Bundle Pack hat, cap, welcome kit + discount on OlogyBricks for an extended period of time

$50,000+ | Tier 4

Pre Designed hempcrete plans for 200sq ft ADU + hempcrete + investor club with quarterly virtual meet

$100,000+ | Tier 5

Visit to the production facility in Riverdale California meet the team, and see the operation in action. Dinner, Hotel Stay + Bundle Pack

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Earth Merchant, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.98 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $498. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Earth Merchant, Inc. ("Earth Merchant" or the "Company") is a woman-owned business founded in 2018 by Gina Engel. The Company developed and trademarked hempcrete Ologybrick™ hempcrete building blocks in 2020. The mission is to provide a sustainable, non-load-bearing, non-toxic, and breathable insulative material to form walls in new construction or restoration projects. Ologybrick™ installations will utilize standard masonry processes, creating new jobs in the housing and development markets. Additionally, carbon-capturing hemp and climate-smart farming practices will provide farmers with an additional revenue stream in the form of carbon credits.

Corporate History

Earth Merchant was initially organized as Earth Merchant, LLC, a Washington limited liability company on 11/30/2018 and converted to a Delaware C-corporation on 10/18/2022.

Competitors and Industry

Competitors

As the demand for more sustainable building options increases, green construction has become increasingly profitable and desirable within the global construction market. The size of the green building market in the United States reached over 83 billion U.S. dollars in 2021. During the past years, the value of this industry segment has increased significantly. The global green building materials market size grew from $274.18 billion in 2022 to $302.43 billion in 2023 at a compound annual growth rate (CAGR) of 10.3%. Operating cost savings, shorter payback periods, and increased asset value in new green buildings and green retrofits have been consistently reported. Eco-friendly investments can provide profits as well as environmental benefits. As the world adjusts to climate change, older technologies such as fossil fuels and polluting industries will likely face higher costs and regulatory barriers, providing a market opportunity for alternatives.

Currently, some companies are producing different forms of hempcrete blocks in Canada, Australia, Belgium, and France offer their products to US-based customers.

However, these international orders and deliveries are costly, difficult to arrange, and have unusually long lead times. The charges can go unfulfilled for extended periods, even years while promising to ship to the US. Today, Earth Merchant is rightfully positioned and prepared to offer and deliver Ologybricks™ to the US construction market.

Earth Merchant's hyper-local hemp farming and manufacturing business model and proprietary hempcrete Ologybricks™ will capture all of the characteristics of green building materials as listed below:

☒ Location and transport.

☒ Sustainable sites.

☒ Efficient use of water.

☒ Energy and atmosphere.

☒ Materials and resources.

☒ Indoor environmental quality.

☒ Design innovation.

☒ Regional priority.

Sources:
-https://www.statista.com/statistics/1356449/value-of-green-building-market-worldwide/
-https://www.thebusinessresearchcompany.com/report/green-building-materials-global-market-report

Industry

Green building materials are not new to the construction industry. However, the use of hemp as a building material remained unavailable until only recently in the U.S. Earth Merchant is unique in that I have developed a scalable manufacturing system for producing OlogyBricks™ hemp-based pre-formed, nature-made hempcrete block. Hempcrete offers many advantages over traditional building and construction materials. Because growing hemp requires no pesticides and uses very little water, hemp provides a high-performance growing model that is sustainable and climate-smart.

As a building material, hempcrete is affordable, durable, lightweight, carbon-sequestering, non-toxic, recyclable, and compostable. If a structure needs to be removed, OlogyBricks™ can be crushed back into the earth without creating harmful waste. OlogyBricks™ can replace other high-cost, unhealthy, toxic insulation materials used in construction. OlogyBricks™ provides an energy-efficient alternative with superior thermal resistance, transmits humidity, is fire resistant, deters pests, resists mold, and has excellent acoustic performance.

Source:
-https://www.usda.gov/topics/hemp

Current Stage and Roadmap

Current Phase: OlogyBricks™ has been formulated with a proprietary fiber ratio, density, mechanical characteristics, and thermal characteristics in mind. Our testing is complete, and we're prepared to take the next steps in setting up the first OlogyBricks™ production facility.

Next Phase: As soon as we secure funds, we have three very important needs:

First, A 30,000 sq ft building next to our materials processor. We have a location identified. Our facility will allow us a location to store our raw materials and manufacturing equipment.

Next, Material and Equipment needed; Hemp hurd processed to our specs, proprietary lime binder. Industrial mixer, proprietary block mold machine, shelves, dry racks, and a conveyor with mechanics for drying and curing. Organization salaries, labor, and materials. Pallets, forklifts, super sacks, and industrial-size scale. An automation expert has designed a machine for scaled block production. This proprietary equipment will take 9 months to build once a deposit is made.

In addition, Earth Merchant farmers network mainframe where every unit of material from farm to frame is tracked via our PaaS. This type of PaaS will allow us to track soil performance, carbon performance, material weight and characteristics, and logistics including tracking all GHG emissions. This data allows us to quantify carbon sequestration data with our project partners and create a qualified supply chain system.

Current Traction

Since 2017, Earth Merchant has been developing its model, acquiring all the necessary elements to begin supplying a growing demand. In 2021, the Company received $100K in funding from the EPA for hempcrete research and development, and we have successfully submitted a $21M grant application for the USDA's Climate Smart Ag partnership, with our processing and collegiate partners.

In addition to establishing SOPs, we have been building a future pipeline through strategic partnerships and brand outreach. The Company has been featured in HempBuilder magazine and mentioned on the SBIR Federal Contracting website. Earth Merchant is a participating team in the Carbon Removal XPRIZE competition. Gina Engel, CEO & Founder has presented to the Sierra Club of Oregon River Valley and spoke to the World Ag Expo in the soil pavilion in 2022. In addition, we're exploring opportunities with a national non-profit housing agency. The final phase will be to introduce OlogyBricks™ to the construction market.

Our timeline for equipment to be built and delivered is 8-10 months; we expect to have OlogyBricks™ ready for deliveries by Q2 2024 -or within one year.

Once our facility is established, we will activate our hemp fiber relationships to provide clean hemp fiber for textiles. In 2025 we plan to set up two more hemplex facilities with a mission to provide sustainable building materials using a hyper-local business model. Using a hyper-local model means we can reduce the amount of GHG emissions and it gives us a reduced carbon footprint while promoting a circular economy.

The Team

Officers and Directors

Name: Gina Engel

Gina Engel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: November, 2020 - Present
  Responsibilities: Oversee company decision making and day to day processes. No Salary; 87.06% equity/1,750,000 Common Stock shares.

- **Position:** Director
  Dates of Service: October, 2022 - Present
  Responsibilities: Manages the overall business and affairs of the company

Name: Mary Bumatai

Mary Bumatai's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operations Officer
  Dates of Service: October, 2020 - Present
  Responsibilities: Top-performing business management and sales leadership professional who is client-focused, self-motivated, and positively team driven.

- **Position:** Director
  Dates of Service: October, 2022 - Present
  Responsibilities: Manages the overall business and affairs of the company

Other business experience in the past three years:

- **Employer:** Revessel Inc.
  Title: Founder & CEO
  Dates of Service: September, 2016 - Present
  Responsibilities: Sales leadership & business management

Name: Joe Dennis Desmond

Joe Dennis Desmond 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: October, 2020 - Present
  Responsibilities: Providing tax and bookkeeping services for Earth Merchant

- **Position:** Director
  Dates of Service: October, 2022 - Present
  Responsibilities: Manages the overall business and affairs of the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the COMMON STOCK should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the agricultural products and services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1.23M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering.

Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the final development stage and have only manufactured a prototype for our product by hand. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, difficulties in manufacturing our proprietary equipment. Any of these events could materially and adversely affect our operating performance and the results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at

a faster rate. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Earth Merchant, Inc. was formed on October 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Earth Merchant, Inc has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products is dependent on outside government regulations such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of our product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Gina Engel	1,750,000	Common Stock	87.06%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 247,985 of Common Stock.

Common Stock

The amount of security authorized is 2,500,000 with a total of 2,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 2,010,000
Use of proceeds: StartUp security issuances.
Date: October 17, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31st, 2020 compared to year ended December 31st, 2021.

Covid severely impacted our business due to quarantines, social distancing, and closures worldwide. Our vendors shut down, and our retail customers lost non-essential business sales. Banks responded with monetary and fiscal interventions to stabilize economic impact.

Revenue

Revenue for fiscal year 2021 was $0 compared to fiscal year 2020 revenue of $24,042 as a result of the focus on multi-unit retail stores across Oregon and Northern California. We know the decline in retail sales resulted from covid. The most important market for us was our local retailers who experienced quarantines, loss of workers, and loss of supply chain. So we made a pivot to research hempcrete and used our marketing efforts to write a grant and submit it to the US Environmental Protection Agency to do the research.

Cost of sales

Cost of sales in 2020 was $2,865. This was our first year working with one multi-unit customer with a commitment of 32 stores. Our cost of sales for 32 stores was expected to grow as we opened more stores. Covid stopped any new store installations and we stopped purchasing products from our vendors. All invoices were paid and the accounts were put on hold.

Gross margins

2021 gross profit decreased significantly compared to 2020, gross profit and gross margins improved performance was caused by the placement of higher-margin items. Retail sales at five grocery stores improved from lower-margin dispensary sales.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, and research and development expenses. Expenses in 2020 remained stable across all categories from 2021 as we continued to do research and build a mainframe. Two people left the Company for personal reasons prior to the federal grant award.

Historical results and cash flows:

The Company is currently in the research and development stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have found a niche market that is defined by the $2B construction industry and the lack of affordable housing in the United States. Past cash was primarily generated through revenues from government grants and sales of wellness products to our partner retailers.

Our goal is to build the first US-based hempcrete block manufacturing company in the United States and thoughtfully execute sales of preformed hempcrete blocks to builders, contractors, and architects searching for green building materials readily available here in the US. We believe our proprietary equipment, patented materials, and strategic alliances will improve our return results & cash flows.

Earth Merchant was impacted heavily by Covid, however, we pivoted, with the strength of leadership. Earth Merchant is positioned to partner with small to large residential and commercial builders to provide a niche product.

We plan to begin selling blocks to builders in less than 24 months once we secure funds for our equipment.

Building Codes for hempcrete have just been approved and will be highlighted in the next edition of the US Residential Building Codes.

https://www.hempbuildmag.com/home/hempcrete-approved-for-us-residential-building-code-update

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2023, the Company has capital resources available in the form of $9,190.00 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support:

Finalize provisional patent;

lease facility for manufacturing;

processing hemp;

purchase seeds;

purchase equipment for production, including industrial mixers, proprietary block frames and molds, racks, and pallet systems;

Earth Merchant farmer platform PaaS mainframe;

Team salaries to continue development;

Building Materials Testing at OSU;

Long-term carbon study on materials.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1-3 years. This is based on current monthly expenses of $55,000 for expenses related to salaries, web and platform, inventory, farm payments, and equipment.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will

be able to operate for 5+ years. This is based on a current monthly expense rate of $55,000 for expenses related to [see below; The Earth Merchant (EM) annual budget over the 3 years will cover salaries, development costs, operations & resources, marketing, financial services, legal and Earth Merchant Farm Network (EMFN) PaaS outreach programs included:

● CEO and Founder Gina Engel will work full-time for a monthly salary.

● Mary Bumatai, COO, will work full-time operations for a monthly salary of $6,000K.

● Project Management Coordinator will work full time for a monthly salary of $5K.

● Marketing budget to expand market reach for CSAF hemp farming, processed hemp materials to expand hempcrete OlogyBricks as a new green building material, EMFN carbon credit platform - $50K over one year.

● Operations & resources for project management and execution including, workspace, technology, connectivity, subscriptions, and software. - $10K a month.

● Outsourced CFO, Joe Desmond, will manage all aspects of grant award transmissions, as well as the EM company portfolio finances and tax preparation and submission - $10k per month.

● Legal - $5K per month

● Seed genetics 1 year

● Progressive farming payments

● Education & training

WF will also provide an onsite industrial building for lease for the purpose of block manufacturing. The 33K sq ft building will be the site for the newly designed, climate-smart, automated block manufacturing system. Included with the monthly cost will be 3 laborers, utilities, tax, and insurance. The monthly rate is $22,800.

IMW Service has designed a climate-smart, automated, and scalable block manufacturing system. The payments will be done in three parts, deposit, mid-project, and completion. The estimated project timeline will be 15 – 20 weeks. The cost to design, program, test, and install the system will be approximately $350,000.

CME Design (CME) is the current platform designer for Earth Merchant and will further develop the Earth Merchant Farmer Network platform, accelerating the data collection, processing, and reporting abilities. CME will include ongoing web design/hosting, carbon credit calculator, digital marketing campaigns, and add individual farmer, outreach, and education portals. Additionally, they will integrate the COMET digital partner into the platform for fluid performance. The cost associated with these different functions will fluctuate depending on the amount of data being processed and/or transferred at a given time. - QC Consultants, Architectural Review, Block Installer training, SOPs & other media productions.

John Simonsen, Wood Science & Engineering professor at OSU, will continue to provide research and testing for EM for the OlogyBricks. John will evaluate and perform rigorous performance testing for the hempcrete blocks. John will hire 2 students at $14 per hour to assist in the research and performance testing. John and the team will secure, schedule and pay for several specific material performance test machines located at OSU at a cost of $35K. John, student assistance and USU testing fees are estimated at $10,000.00.

Geoff Koch will perform required and extensive soil testing annually post-harvest. The soil samples will be collected, and lab analyzed, once a year in the fall season after the crops are harvested. Geoff will perform all collection, processing, and deployment of data to the EMFN platform. Estimated per year total cost for manual soil collection and testing at 1 core per acre - Year 1, 500 acres - $339,930, Year 2, 750 acres - $509,895, Year 3, 1000 acres.

Total - $679,860.00.

Elantes will produce video content utilized to train and recruit member farms and market program successes to the public including:

● 10 training videos at 10 K

● 10 participant success videos at 10 K each

● 3 conference videos at 15 K

● 5 K to set up social media assets to push media

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including capital raises, grants from the federal government to R&D plant-based materials, and circular economy opportunities. In addition, the Biden administration has started to provide more funding for research and GHG reduction, which we believe our material falls in line with the goals set forth by this administration and will pursue government funding in the near future.

Indebtedness

- **Creditor:** Friends & Family
  Amount Owed: $25,000.00
  Interest Rate: 1.0%
  Maturity Date: January 01, 2027
  The Company entered into multiple promissory note agreements, totaling

$25,000, with family members for the purposes of funding operations. The interest on the notes is 1%. The amounts are to be repaid beginning on or before June 2023 with maturity in January 2027.

Related Party Transactions

- **Name of Entity:** Friends & Family
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: The Company entered into multiple promissory note agreements, totaling $25,000, with family members for the purposes of funding operations.
  Material Terms: The interest on the notes is 1%. The amounts are to be repaid beginning on or before June 2023 with maturity in January 2027.

Valuation

Pre-Money Valuation: $9,960,000.00

Valuation Details:

Earth Merchant determined its pre-money valuation based on several factors, including, but not limited to:

Future Landscape & Industry

Eco-friendly construction building materials are in demand to support sustainability and climate-smart building. Proprietary carbon capture technology allows us to monitor the soil for carbon sequestering activity and monitor hempcrete performance. With this in place, our platform will be highly regarded as a transparent carbon data platform for hemp farming and sustainable building materials. By adding a new cover crop we believe our platform will also increase U.S. Farmer Revenue.

Methodology

1) Produce a consistent and robust supply chain of processed materials to establish hemp as a profitable green commodity.

2) Manufacture at scale an all-natural, pre-formed hempcrete block for the purpose of standard masonry construction.

3) Provide an accessible and transparent digital platform for collecting and calculating carbon captured from growing and storing hemp and future hemp innovation.

COST*

YEAR 1 YEAR 2 YEAR 3

100 acres. 250 acres. 500 acres

Farm $290,000 725,000 1,250,000

Process $175,000 437,500 875,000

Production $375,000 750,000 1,125,000

Platform $615,000 750,000 950,000

Operations $600,000 600,000 600,000

<u>TOTAL</u>

y1 $2,430,000 y2 $3,262,500 y3 $4,800,000

1. Experienced processor

2. Hyperlocal logistics, farm, processor, and manufacturing are within a 50-mile radius, reducing green gas emissions created by long-range transportation and logistics.

3. We anticipate annual revenue from Ology hempcrete alone Y1 $5M, Y2 $12M, and Y3 $25M. In addition, we will own the remaining by-product of hemp fiber and hemp fines or powder to sell bulk for additional hemp products to be developed.

Certain Business Opportunities

A Habitat for Humanity location has expressed interest in exploring hempcrete as a building material, with further discussions and negotiations ongoing. Additionally, several government and private entities have agreed to non-binding letters of intent to pursue the advantages and feasibility of using the company's products.

Earth Merchant's CEO and founder is also a member of WBENC, Women Business Enterprise which gives members access to large retailers via cohorts and virtual-based meetings.

Team Bio's

Gina’s career in business development for major brands in new and emerging categories, specifically energy drinks, shelf-stable juice, and the hemp cannabis industries. She spent six years with Red Bull North America, executing collegiate marketing programs and building the legendary Red Bull Wings Teams in her markets. After Red Bull, she spent six years managing key accounts for a large beverage manufacturer. Her work included winning two sales awards, a drink mixology contest, creating the company culture tagline, and winning a vendor of the year award from a customer. It was there she gained experience in the manufacturing process and proprietary product development for critical customers. Gina was recruited by a distribution supply and hydrocarbon company based in California, a premier supplier for the medical and recreational cannabis/hemp industry nationwide. Gina was hired

to lead the way in launching their national field sales program, where she quickly established her manufacturing and sales expertise in the industry.

Gina's results-driven attitude prompted her to join the ASTM (American Society for Testing and Materials) committee to contribute insight and participate in shaping and standardizing testing and handling procedures for the hemp industry. Her passion for plants goes deeper than just hemp. Recently, Gina earned the highly sought-after Master Gardener Program Certificate from Washington State University Extension, where she focused on sustainable gardening, volunteering, and educational outreach.

Mary Bumatai has over 30 years of Sales, Management, and Operational Leadership experience; Mary has had great success and gained much knowledge with Start-Up ventures. Mary's uncanny big-picture perspective and swift hyper-focus on details have significantly impacted start-ups by mitigating costly mistakes, navigating difficult situations, and steering toward profitable results. In 2016 Mary founded Revessel Inc to design and develop the RAFT Ecosystem.

Dr. John Simonsen is a Wood Science and Engineering Professor in the College of Forestry at Oregon State University. Research areas in Dr. Simonsen's lab include cellulose nanocrystal materials and applications of nanocellulose technology. He received a B.S. in Chemistry from the University of Missouri and a Ph.D. Physical Chemistry from the University of Colorado. He is an active member of the American Chemical Society, the Forest Products Society, and the Society of Wood Science & Technology.

Dennis "Joe" Desmond, Jr. is a graduate of Northwest Missouri State University, receiving both a Bachelor of Science degree in Accounting and a Master of Business Administration (MBA) degree, with an emphasis in accounting. Joe has 26 years of experience working in the public and governmental sectors and is a Certified Fraud Examiner (CFE). Joe is a member of the American Institute of Certified Public Accountants (AICPA), Iowa Society of Certified Public Accountants (ISCPA), Missouri Society of Certified Public Accountants (MSCPA), the Association of Certified Fraud Examiners (ACFE). Joe currently maintains licenses in Iowa, Missouri, and New York. Joe spent several years with the Missouri State Auditor's Office planning and supervising governmental audits of the State of Missouri before moving to the public accounting sector with McGladrey & Pullen, L.P. in Kansas City, Missouri. Joe then moved to Iowa with his wife in 2002, where he worked at a local firm for ten years before establishing Desmond CPA, PLC. Desmond CPA offers clients a wide range of services, including audit, tax, CFO, and accounting services for his clients. Joe has an extensive background in farming, including providing tax and bookkeeping services for farmers, farmer-owned coops, and his own personal and family farms. Joe grew up in a small community in Missouri, where his grandfather farmed the family farm. During the summer, throughout high school and college, Joe would assist his father and grandfather on the farm. Joe participated in FFA during high school, raised swine, and grew a specialty crop of Japanese hulless popcorn as his FFA project. He obtained the designation of state farmer.

Value of Assets

The Company currently owns: proprietary block-making equipment, valued at approximately $250k; a mainframe system designed to formulate carbon sequestration data, valued at approximately $500k; hemp building materials patent including Hemp-based building materials, namely, bricks, blocks, slabs, tiles, boards, panels, shingles, siding, Ology brand trademark, and a customer list exceeding 5k unique emails, approximately $1,500,000 in estimated value.

Current Traction

Once our manufacturing and processing facility is secure, we will have the space to build our prototype ADU home using Ology hempcrete blocks.

Based on our initial traction, we plan to have sales contracts in place by Q4 of 2023, supplying bricks for as many as ten houses and ADUs per quarter and positioning the company to scale for larger contracts.

Together with our investors, we believe we can create a unique new market for plant-based building materials, and provide solutions to an industry that is eager for new approaches. We believe in light of the above, our $10M valuation is justified.

Fully-Diluted Outstanding Shares

The Company currently has 2,000,000 common shares issued and outstanding. Multiplying this number by the share price of $4.98 produces a pre-money valuation of $9,960,000.

Conclusion

Based on the above factors, we believe the pre-money valuation of $9,960,000 is accurate.

Disclaimer

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.76 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%

Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,965.30, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  10.0%
  We will use 10% of the funds raised for new product additive and structural research and development.

- *Inventory*
  30.0%
  We will use 30% of the funds raised to purchase existing inventory of lime and hurd that meets our specs. In addition we will purchase seed in preparation of the 2023 growing season.

- *Company Employment*
  20.0%
  We will use 20% of the funds to hire key personnel for daily operations, including the following roles: operations, COO CFO, CEO, and project manager. Wages to commensurate with training, experience, and position.

- *Working Capital*
  33.5%
  We will use 33% of the funds to cover expenses of our proprietary equipment build, delivery, training, and set up.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://earthmerchant.com/ (earthmerchant.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/earth-merchant

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Earth Merchant, Inc

[See attached]

Earth Merchant LLC (the "Company") a Washington Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Earth Merchant LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021, and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 22, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	9,190	2,790
Total Current Assets	9,190	2,790
Non-current Assets		
Other Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	9,190	2,790
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Promissory Notes Payable - Related Party	25,000	-
Accrued Interest	63	-
Total Current Liabilities	25,063	-
Long-term Liabilities		
PPP Loan	-	45,000
Total Long-Term Liabilities	-	45,000
TOTAL LIABILITIES	25,063	45,000
EQUITY		
Member's Capital	(15,874)	(42,210)
TOTAL LIABILITIES AND EQUITY	9,190	2,790

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/20	21,043
Capital Contributions	-
Capital Distributions	(38,553)
Net Income (Loss)	(24,700)
Ending Balance 12/31/2020	(42,210)
Capital Contributions	-
Capital Distributions	(30,981)
Net Income (Loss)	57,318
Prior Period Adjustment	-
Ending Balance 12/31/2021	(15,874)

Statement of Operations

	Year Ended December 31, 2021	2020
Revenue	-	24,042
Cost of Revenue	-	2,865
Gross Profit	-	21,177
Operating Expenses		
Advertising and Marketing	8,239	1,908
Interest - Related Party	63	-
General and Administrative	108,508	43,554
Rent and Lease	119	-
Total Operating Expenses	116,930	45,461
Operating Income (loss)	(116,930)	(24,284)
Other Income		
Other	175,474	-
Total Other Income	175,474	-
Other Expense		
Other	1,226	416
Total Other Expense	1,226	416
Provision for Income Tax	-	-
Net Income (loss)	57,318	(24,700)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	57,318	(24,700)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Interest - Related Party	63	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	63	-
PPP Loan Forgiveness	(45,000)	
Net Cash provided by (used in) Operating Activities	12,381	(24,700)
FINANCING ACTIVITIES		
Member Distributions	(30,981)	(38,553)
Promissory Notes Payable - Related Party	25,000	-
PPP Loan	-	45,000
Net Cash provided by (used in) Financing Activities	(5,981)	6,447
Cash at the beginning of period	2,790	21,043
Net Cash increase (decrease) for period	6,400	(18,253)
Cash at end of period	9,190	2,790

Earth Merchant LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Earth Merchant was formed in Washington on November 30th, 2018. The Company plans to earn revenue through the manufacturing of hempcrete blocks for residential and commercial buildings in the US, and through its SAAS platform by leveraging AI technology, combined with predictive analytics, to monitor and monetize carbon sequestration analytics through the growth of biomass, a necessary component of hempcrete. The Company's headquarters is in Vancouver, Washington, and its customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 and 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The company's revenue is derived from sales of products. Revenue is recognized when the products are shipped to the customer. At the end of the year, customer receivables are reviewed to determine if the balances are collectible. If the balances are not collectible, the amounts are written off as bad debts in the financial statements. The Company also derives a portion of its revenue from grants, which are conditioned upon certain performance requirements and/or the incurrence of allowable qualifying expenses. Amounts received are recognized as revenue when the company has incurred expenditures in compliance with specific contract or grant provisions.

Other Income

Other income consists of $100,000 of EPA grant money as well as PPP Loan forgiveness of $75,500. Earth Merchant closed a multi-unit retailer agreement to curate health and wellness products in their grocery stores. As a result of the Covid 19 pandemic, the Company's retail business was immediately put on hold indefinitely. During COVID we settled all transactions and no longer service those accounts with health and wellness products. As a result, the company submitted a grant to the EPA and received a $100,000 award to research hempcrete blocks.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-based compensation

As of the date of these financials the Company does no have an equity-based compensation plan.

Income Taxes

During 2020 and 2021, the Company was a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations. The Company has since converted to a C Corporation and will be subject to an entity level tax.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into multiple promissory note agreements, totaling $25,000, with family members for the purposes of funding operations. The interest on the notes is 1%. The amounts are to be repaid beginning on or before June 2023 with maturity in January 2027.

See "Note 7 – Subsequent Events".

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See Note 3 and Note 7.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	25,000
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

During the years under review, the company operated under Membership Percent Interest as an LLC.

In 2022, the Company converted to a Delaware C-Corp and authorized 2,500,000 of common shares with a par value of $0.0001 per share.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 22, 2022, the date these financial statements were available to be issued.

On October 13, 2022, the company converted from an LLC into a Delaware C-Corp.

In 2022, the Company entered into additional promissory note agreements totaling $25,000 with family members for the purposes of funding operations at the same terms mentioned in Note 3.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company, without the receipt of grant money, would have realized losses during both years presented and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Earth Merchant is not live or open to the public at this moment.

INVEST IN EARTH MERCHANT TODAY!

Farm. Process. Manufacture. Build.

Earth Merchant is a pre-revenue company developing industrial hemp supply chain solutions and technology. In 2021, Earth Merchant received $100K in funding from the Environmental ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


earth
Creating a Transparent Supply Chain
Processed Materials, Hemp Building Products, & Carbon Capturing Technology

$0 Raised

REASONS TO INVEST

- Seeking to create a circular economy for hemp farming and the green building industry, Earth Merchant is developing a scalable manufacturing system for the production of hempcrete blocks, which is currently in beta development. Additionally, operations are supported by our Farmer Network digital platform, which provides accountability framework, data collection, and sales infrastructure for climate-smart farming.
- Earth Merchant's primary market will be construction contractors, real estate developers, building firms, non-profit housing, home improvement, and home construction consumers – all of which are multibillion dollar industries. In particular, our products reinforce the growth of the green building materials market, which is currently valued at approximately $256B, and projected to grow to over $610B by 2028, with hemp innovations.*
- As a woman-owned enterprise, Earth Merchant is active and validated by numerous government entities and backed by credentials integral to doing business at the federal level. The Company's founder has assembled a team of experienced and educated business leaders, scientists, and organizations who are dedicated to expanding the use of hemp as a green building material and climate conscious crop.

*Market information provided by CISION (source)

Invest Now
$4.98 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$249	$9.96M

THE PITCH

Earth Merchant is an environmentally-conscious company seeking to create a transparent supply chain of hemp building products, processed materials, and carbon capturing technology. In partnership with farmers producing hemp for Ology™ hempcrete building materials, our platform's purpose will be to build a robust hemp fiber industry network, for the health and wellbeing of future generations and our planet.

Farm to Shelf Solutions for the Industrial Hemp Industry

Earth Merchant's multifaceted approach to powering the industrial hemp and green building economy is to develop **a climate-smart commodity supply chain** with measurable environmental benefits at each link.

We do this by enrolling farmers, supplying them with certified industrial hemp seed, and helping them establish production of **a sustainable and robust yield**. Once crops are ready to be processed, they are then transformed into **all-natural, pre-formed hempcrete blocks**, which can be used as building materials in standard masonry and construction projects. Lastly, we plan to provide an accessible digital platform for our farmer network, which collects and calculates captured carbon, so that **carbon credit incentives** can be given back to farmers.


Farm
Process
Manufacture
Build
The climate-smart commodity supply chain
with measurable environmental benefits at each link

THE PROBLEM & OUR SOLUTION

The Hempcrete Advantage: Our Homegrown Solution for a Sustainable Supply Chain

Green building materials are not new to the construction industry, although [the use of hemp as a building material remained unavailable until only recently in the U.S.] Earth Merchant is unique in that we are developing a scalable manufacturing system for producing our Ology™ Bricks – a hemp-based construction block, that offers many advantages over traditional building and construction materials. Because it requires no pesticides and uses less water, hemp offers **a high-performance growing model** that is sustainable and climate-smart.


Meet the OlogyBricks™
A hemp-based construction block which offers a high-performance growing model that is sustainable and climate-smart.

As a building material hempcrete is **affordable, durable, lightweight, carbon-sequestering, non-toxic, recyclable, and compostable**. In the event that a structure needs to be removed, Ology™ blocks can be simply crushed back into the earth, without creating harmful waste. The bricks can also be **used to replace other high-cost insulation materials used in construction**, as an energy efficient alternative that provides superior thermal resistance, transmits humidity, is fire resistant, deters pests, resists mold, and has excellent acoustic performance.


Hempcrete:
An energy efficient alternative to high-cost insulation materials
Provides superior thermal resistance
Resists mold
Fire Resistant
Transmits humidity
Deters pests
Has excellent acoustic performance

*The above images are stock images of concrete.

Additionally, because Earth Merchant's operations are U.S. based and take place at the hyperlocal level, we are working to **eliminate the need to ship and transport materials across the country** – a common practice that creates greenhouse gas emissions and negates the positive impact of many recycled or repurposed materials. All farm partners are within a 100 mile radius of our processing and manufacturing hub, and products are distributed no more than 1,000 miles from each location.



*Rendering of prototype ADU. Images above are computer generated demo versions.

THE MARKET & OUR TRACTION

Securing Our Project Pipeline with Federal Backing and Industry Alliances

Since 2017, Earth Merchant has been developing its model, acquiring all the necessary elements to begin supplying a growing demand. In 2021, the company was the first to receive **$100K funding from the EPA for hempcrete research and development**, and we have successfully submitted a $21M grant application for the USDA's Climate Smart Ag partnership, alongside our processing and collegiate partners.


First to receive
$100K
EPA funding for Hempcrete R&D
Submitted a
$21 Million
grand application for the USDA's Climate Smart Ag partnership
Presented to the Sierra Club and at the World Ag Expo
Featured in
HEMPBUILD MAGAZINE

In addition to establishing operations, we have been building a future pipeline through strategic partnerships and brand outreach. The company has been featured in HempBuilder magazine & on the SBIR Federal website, is a participating team in the Carbon Removal XPRIZE competition, and has presented to the Sierra Club & at the World Ag Expo in 2022. We have also received **a letter of intent from Habitat for Humanity** that we anticipate will allow Earth Merchant to partner with the organization, in multiple capacities.

WHY INVEST

Building the Future, Brick by Brick

Earth Merchant **will soon be building our first prototype ADU home using Ology™ bricks**, which the company is raising funds to obtain production equipment for, as well as management of our co-op supply chain and carbon credit platform, currently in beta development.

Based on our initial traction, we plan to have sales contracts in place by Q3 of 2024, supplying bricks for as many as ten houses per quarter and positioning the company to scale for larger contracts.

Together with our investors, we believe we can create **a unique new market for plant-based building materials**, and provide solutions to an industry that is eager for new approaches. Thank you for supporting our mission on StartEngine!



Providing solutions to an industry that is eager for new approaches
Join us in this unique new market for plant-based building materials.
Invest in Earth Merchant today!

*Rendering of prototype ADU. Images above are computer generated demo versions.

ABOUT

HEADQUARTERS
13813 NE 51st st
Vancouver, WA 98682

WEBSITE
View Site

Earth Merchant is a pre-revenue company developing industrial hemp supply chain solutions and technology. In 2021, Earth Merchant received $100K in funding from the Environmental Protection Agency for research and development of hempcrete building products, and is now raising capital to advance to the prototype and production phases.

TEAM



Gina Engel
CEO & Director

Gina is an enthusiastic, results-driven visionary with a warm, professional personality. Her results-driven attitude prompted her to join the ASTM (American Society for Testing and Materials) committee to contribute insight and participate in shaping and standardizing testing and handling procedures for the hemp industry. Her passion for plants goes deeper than just hemp. Recently, Gina with the highly sought-after Master Gardener Program Certificate from Washington State Univeristy Extension, where she focused on sustainable gardening, volunteering, and educational outreach.



Joe Desmond
Chief Financial Officer & Director

Joe has an extensive background in the farming community including providing tax and bookkeeping services for farmers, farmer owned coops, and his own personal and family farms. Joe grew up in small community in Missouri where is grandfather farmed the family farm. During the summer, throughout high school and college, Joe would assist his father and grandfather on the farm. Joe participated in FFA during high school and raised swine and grew a specialty crop of Japanese hulless popcorn as his FFA project. He obtained the designation of state farmer.



Mary Bumatai
Chief Operations Officer & Director

Top-performing business management and sales leadership professional who is client-focused, self-motivated, and positively team driven. Solid track record of success in start-ups, diverse sales, and business environments with a focus on informed, one on one consultations. Proven track record for consistent execution of operational standards and increases to plan. by employing presentation, innovation, and leadership skills. Strong interpersonal skills and solid ethical behavior aimed at managing both assets and team members. Highly creative, fluid macro to micro view entrepreneur, with excellent written and verbal communication skills.



John Simonsen
Research and Development

Dr. John Simonsen is a Professor of Wood Science and Engineering in the College of Forestry at Oregon State University. Research areas in Dr. Simonsen's lab include cellulose nanocrystal materials and applications of nanocellulose technology. He received a B.S. in Chemistry from the University of Missouri, and a Ph.D. Physical Chemistry from the University of Colorado. He is an active member of the American Chemical Society, the Forest Products Society, and the Society of Wood Science & Technology.MUST FILL IN.



Geoffrey Koch
Soil Science and Carbon Consultant

Geoff as he prefers to be called, is a fourth year PhD candidate in the Soils and Biogeochemistry graduate group at the University of California Davis. He received his B.S. also from UC Davis in Sustainable Agriculture and Food Systems. Geoff is a researcher in William R.Horwath's Nutrient Cycling lab. Passionate about his research in agricultural managementpractices, and how they affect soil carbon and greenhouse gasses; manure management;nitrogen leaching potential from composting operations using isotopic probing techniques and fertility management in new hemp production systems.



Kiki Bittner
Mainframe Designer

Kiki has been an entrepreneur for over 20 years; experienced in SEO, Digital Marketing and Event Production. She is a certified Google Analytics and Google Adwords expert.

Kiki studied Art at Oregon State University in the early 90's. Shortly after, she started an event production company, Pac West Spirit Group. That business grew to become the largest spirit industry production company in the Pacific Northwest.

She was in innovator in the spirit industry, instrumental in the development of the industry's governing body, the US All Star Federation. She received several industry awards including advertising, and a Lifetime Achievement award.

TERMS

Earth Merchant

Overview

PRICE PER SHARE	VALUATION
$4.98	$9.96M
DEADLINE	AMOUNT RAISED
May 1, 2023	$0

Breakdown

MIN INVESTMENT	OFFERING TYPE
$249	Equity
MAX INVESTMENT	ASSET TYPE
$1,234,965.30	COMMON
MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
3,012	Common Stock
	MAX NUMBER OF SHARES OFFERED
	247,985

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Company : **Earth Merchant, Inc.**

Corporate Address : **13813 NE 51st st, Vancouver, WA 98682**

Offering Minimum : **$9,999.84**

Offering Maximum : **$1,234,965.30**

Minimum Investment Amount (per investor) : **$249.00**

Terms

Offering Type : **Equity**

Security Name : **Common Stock**

Minimum Number of Shares Offered : **2,008**

Maximum Number of Shares Offered : 247,985

Price per Share : $4.98

Pre-Money Valuation : $9,960,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Bird

Invest $20,000 within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest 10,000 within the first week and receive 15% bonus shares

Early Bird Bonus

Invest $5,000 within the first two weeks and receive 10% bonus shares.

Amount-Based:

$5,000+ | Tier 1

Access to OlogyBricks pre-sale. Invite to our Private Facebook group for early announcements to share

$10,000+ | Tier 2

Discount on OlogyBricks for an extended period of time

$20,000+ | Tier 3

Earth Merchant Bundle Pack hat, cap, welcome kit + discount on OlogyBricks for an extended period of time

$50,000+ | Tier 4

Pre Designed hempcrete plans for 200sq ft ADU + hempcrete + investor club with quarterly virtual meet

$100,000+ | Tier 5

Visit to the production facility in Riverdale California meet the team, and see the operation in action. Dinner, Hotel Stay + Bundle Pack

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Earth Merchant, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.98 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $498. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

Gina:

Good morning my name is Gina Engel I am the founder and CEO of Earth Merchant and today we are having a recap discussion about our current research and development thats been done on OlogyBricks. So, I would like to introduce our team, first Id like to introduce Joe Desmond, from Des Moines. He is our CFO and unfortunately Joe could not join us today. However, we do have the rest of our fantastic team here to share some brief moments about what we're working on what they're working on and what we look forward to working on in the future with you. Thank you.

Mary:

The next team member to join us will be Tom Pires and Tom if you would please introduce yourself and tell us about what you have done to prepare to process biomass and recruit farmers to grow, also a little bit about the new production facility that will be at your location.

Tom:

OK Mary, thank you can you hear me alright? we can hear you fine thank you. I'm Tom Pires general manager of West Island Cotton Growers, a farmer-owned coop in the San Joaquin Valley of California. I've been in this position for over 40 years and working with farmers and we um have seen our acreage, here in the san Jauquien valley, the cotton acreage drop from 1,600,000,000 acres about the peak and that was in about the late 1990s and early 2000s to a little under 200,000 acres in the san Joaquin valley here largely because of the limited supply of irrigation water. we had shifted from growing upland cotton short stable cotton to Pima cotton a very long, strong, fiber, high-valued cotton, during that time and as a result, the Pima cotton required a different kind of ginning. Well, some of the preclean is the same but the actual ginning process is different. So uh how I got involved in the hemp side of this is Mike McGuire with Western Fiber contacted me gosh back in about 2015 and um he was originally from this area and he had stopped into the gin, one of the gins and by the way we have two locations one in Riverdale California one in the Lemoore and asked me if I had any interest. I knew nothing about industrial hemp, building materials the rest of it. So he asked if I would apply you know so after a year or so we got to know each other better, If I would apply for the California Department of Agriculture Industrial Hemp Advisory Board, which I applied for that and was appointed as one of the farmers representatives because I do farm also in addition to managing the coop. and so I was on that board from 2017 to 2019 and you know about the learned about the possibility of growing our members growing and providing hemp fiber and hurd to the new industry, and so we're still in the process of that and like you mentioned and we have actually converted one of the locations in the Riverdale location with because of this decrease in cotton acreage we took the unused portion of that gin, which was the old saw ginning, remember I talked about roller ginning and saw ginning, roller ginning for pima, saw ginning for the upland cotton and a modified that and been pretty successful, real successful, at processing cbd stalk

that a we've acquired from 2019 grow out here um with some of our local farmers. And we continue to improve and try to supply what the industry is looking for. So anyway I think I'll stop there, other than that I'm a cal poly graduate from st louis Obispo many many years ago BS degree in natural resource management with a concentration in soil, I've done a number of jobs upon graduating but ended up at the coop and have been there 40 years..

Mary:

This is wonderful thank you for sharing that with us Tom and just that if we could state that we will be installing the production facility right there at the processing location keeping in line with our hyper local model where we can have the biomass come in be processed and produce the blocks right there on-site Tom:

I'm excited about that because without that and we got some other prospects going, Some of our about half of our employees have been with me for many many years, I wouldn't have worked because of the decrease. Like I said, we haven't actually run cotton at the Riverdale location for three years now so were moving into this area I'm able to keep these good employees working and uh I'm just looking forward to this thing being successful and so that I can have work for about half of the permanent employees here working.

That here that's fantastic. We want to keep people employed. Thank you so much Tom for sharing.

Mary:

Jeff I would like to post the next question to you and if you would be so kind as to introduce yourself and give a little background but what we would like to hear from you about today is the need for soil testing and its relation to tracking, sequester carbon and then also the importance of the health of the soil from growing hemp and now please inform us.

Geoff:

Oh my name is Jeff Koch and I'm a PhD candidate at UC Davis in soils and bio-geochemistry graduate group finishing up here but through the time that I've spent in undergrad and grad school of studying about, agriculture of learned about the importance of soil health, and soil carbon and been interested that whole time and potential of hemp to be a crop to grow here in California. there's things that we know and things that we don't know but the truth is that we do know that hemp is a very fast-growing plant that produces a lot of biomass and if I've learned anything in my time in graduate school learning about soil carbon is that its all about inputs and outputs. if you can create a lot of input for a big plant that grows fast and makes really deep roots you're gonna put more carbon into the soil so we're hoping to get a lot more data to support our thoughts that hemp is really gonna be a huge thing a huge boone for soil health, but keeping roots growing in the ground adding carbon to the soil and also sequestering carbon through making these blocks Ologybricks is a really exciting thing for me. I'm gonna be in charge of trying to make sure we're doing all the testing to make sure that we're tracking how much carbon is gonna be going in and out of the system and it's just a really exciting thing for me, so is there any other questions?

Mary:

Oh that's so fantastic and we're excited. Excited to have you and have these studies done so that we can prove that what we're doing is going to have a positive impact globally not just for the purpose of the blocks so thank you very much for sharing Geoff, Gina I'm gonna pass this back onto you and if you could introduce the next person that be great.

Gina:

I will, thank you so much, Mary. Kiki Bittner thank you and for joining us and I would like to invite you to tell us a little bit about the platform framework you've done a little bit about your background and how what we're doing is going to contribute to the climate crisis that we're seeing ahead of us.

Kiki:

Thank you so much Gina we're really proud to be a part of this project. being a native Oregonian, sustainable energy has always been very important to me and I'm proud to be a part of this project, of a woman-owned business that is getting so much attention in the sustainable energy space. Especially the support you've received from the EPA, so it's very exciting to be a part of this project. and what we've done is we've created an enterprise-level data estate to make sure that all of our reporting is very granular, so that we can prove the levels of carbon that are being taken out of the atmosphere and then also to provide a platform for the farmers that they can a capture live metrics for not just for carbon capture but for operation, fulfillment systems. Making it easier for communication for supply chains really very big deal especially because you're going to be localized in the supply chain to lower emissions, so that's extremely important so we created the data estate where we created data Lake a built-on Microsoft Azure platform that we can put into data warehouse, sequel, DB and analytic services and then backed into the datamart we can create different dashboards depending on the user carbon capture operations documentation cost of goods sold, that sort of thing and then going forward we created it correctly from the ground up so that it is scalable and depending on how large the enterprise wants to go you can even go globally because it's been done right from the foundation would like to get into advanced analytics machine learning AI to use reduce downtime, which is a very big deal, especially for farmers manufactures of reduce costs, increased profitability because will be able to detect the defects. I will be able to automatically process, predicted maintenance optimize inventory, predict the downtime so we can avoid surprise failures optimize energy consumption and leverage energy costs fluctuations and then predict supply change fluctuations as well as any shortages or delays that might come along. so we kind of two ends of this one is the user-facing for the farmers' platform where they can use it as a management system for their entire growing operation in the back and is for Earth Merchant to make sure that they have granular level data to prove the carbon capture and also to handle fulfillment and operational services so that's basically the gist of the project. We're really close to being done with the farmer platform very close, so we just need to get over that hump and go live. We're so close.

Gina:

I know, thank you Kiki. I appreciate it and mention a little bit to you about the work we did on

the studies in the research that was done at OSU in there so we were able to upload a lot of that data and out the students were gaining from the research and put it into our platform as well.

Kiki:

yes, we captured all of the data that John's team is doing at Oregon State again very granular on the reports that we should have examples of reports we're able to pull and share are just incredible that we can use and share for scientific purposes across the globe if people are interested to see um, you know the testing so this is very serious granular level data and capturing that I don't think anyone's done up until now so it's pretty exciting we appreciate that you've invited us in. Sorry I forgot to mention that, the project manager for the data team we have a diverse team that's global engineers that are working on this project. so Thank you.

Gina:

Thank you very much and you know how excited I am and we miss you out here on the north west I hope you're enjoying the new location. Thank you for joining us Kiki.

John,

thank you for joining us this morning. I'd like you to go ahead and introduce yourself and maybe start with to the research we've done so far and some of the knowledge you have that maybe the rest of us don't and go from there.

John:

All right thank you Gina so I am John Simonson I have a PhD in chemistry and I'm a professor at Oregon State University been here for over 30 years. I was the instigator if you will in 2012 of the first four-credit college course on industrial hemp in the United States so I have been a hempy for some time now, and Gina approached me when she received a grant to develop a Ologybricks, and I happily joined, and we did the research to develop the product and we have plenty of testing facilities here everything that's needed for the company and we will continue to do the testing in the QC work here under contract until Ology is a large enough company that they can do it in house and looking forward to that be interested in developing other products to I'm a research scientist so that's what I do.

Gina:

Exciting well thank you John I like to personally thank you for all the work and effort in the time in the calls of mine that you've taken over the last couple of years. I know we're learning a lot together, but you've been a great inspiration and a wonderful support for this project so thank you.

John:

I've enjoyed it too.

Gina:

I appreciate it. Caroline let's get to you the most exciting part I think is looking at Ologybricks

and hempcrete in design. Let's talk a little bit about what you're experiencing has been yourself and some of the work you've, please.

Caroline:

OK, thank you Gina so much for including me on this project. My name is Caroline done and I'm in architectural design. I specialize in hempcrete and biophilic design, and I've been a designer of the first permitted hempcrete homes in both Texas and Arizona for this campaign I created a design for a 200 square-foot tiny home an ADU you or maybe a backyard studio and it has an adaptable design with two rooms. The smaller room can be a bathroom storage room even a photography darkroom, um basically it can fit the needs of the user. The dimensions of the structure are laid out in a way that we don't waste construction material and also to create an easy assembly using the Ologybrick system so you wouldn't have to cut any of the bricks that Earth Merchant produces. this design language can be scaled to have a variety of residential projects so we could do we could use this approach to starter family home all the way up to like a high-end residential masterpiece home and I worked on both ends of the spectrum In the hempcrete space and I could guarantee there is demand for hempcrete in both ends of the spectrum.

The advantages to contractors if using an Ologybrick system is really the install speed this system can be installed about 10 minutes per 10 ft.^{2} and it's also healthier material working with on the job site. It's non-toxic and as long as you protect yourself from the lime-based binders on this material is really healthy for just people working on a construction site and then along the lifestyle the timeline of the building there are serious advantages to the human health impacts of people who live in these buildings on a daily basis of their non-toxic, and they reject mold, and also the Ologybricks reduce the carbon impact of the construction sector, which is one of the largest producer of carbon globally and my favorite thing about this is that products like hempcrete Ologybricks builds a bridge between agriculture and construction via bio-based materials. There is a rising popularity of biobased materials and biophilic design within my design industry and even academically people are studying this and so I think the aesthetics are also really exciting of a healing Bio-based architecture that really meets the needs of the world we are living in today. When were expanding at a rapid rate and improving technology at a rapid rate and so a healing architecture? Kind of temper that I didn't go to business school but I did listen to Meryl Streep in the Devil wears Prada um she uses the analogy of the color blue explain to how the cutting-edge of desire has impacts all the way down the consumer product supply chain, so I'm excited to provide design input into this project as OlogyBricks will bring bio-based materials into the mainstream construction

Gina:

Thank you wonderful, wonderful thank you so much and I really just want to wrap up by saying I'm very happy to be working with everybody on the team you all bring such a diverse amount of information and experience and thank you for believing in me and in this project and thank you for joining us on this call this morning and on again thank you very much for everything and wish us all luck on this new campaign.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.